For Immediate Release                                    Exhibit 99.1

Contact for Media:    Vincent Power
Sears Canada, Corporate Communications
        416-941-4422
vpower@sears.ca

Sears Canada Announces Leadership Change
Douglas C. Campbell appointed President and CEO

TORONTO - September 24, 2013 - Sears Canada Inc. (TSX: SCC) announced the appointment of Douglas C. Campbell as President and Chief Executive Officer, and as a member of the Board of Directors, effective today. Mr. Campbell joined Sears Canada in March, 2011 and was appointed Executive Vice-President and Chief Operating Officer on November 16, 2012. Mr. Campbell is replacing Calvin McDonald who has informed the Board of Directors of the Corporation that he is resigning from his position and from the Board to pursue an opportunity with a leading international company.

As Chief Operating Officer, Mr. Campbell was responsible for retail store operations, logistics, replenishment, information technology, corporate procurement, and international sourcing. Prior to joining Sears, Mr. Campbell was a Principal with Boston Consulting Group, where he led turnaround projects and worked across a broad sector of industries, including retail, manufacturing, packaged foods, chemicals, and pharmaceuticals.

Mr. Campbell graduated from the U.S. Naval Academy with a Bachelor of Science in Economics. He was commissioned an officer in the U.S. Marine Corps and pursued a career as a Naval Aviator. His personal decorations include the Navy and Marine Corps Commendation Medal and two Air Medals awarded for service in combat operations. Following his service in the Marine Corps, Mr. Campbell earned a Masters of Business Administration with a concentration in Finance from The Wharton School, University of Pennsylvania.

“I am excited about the opportunity to lead a company with such a great brand and history, and to continue to improve the performance of Sears,” commented Mr. Campbell.  “I am eager to move us forward, to work closely with our management team and to continue to engage our customers and our 25,000 associates to better serve families and communities across Canada.”

"Doug's disciplined approach has been instrumental in managing costs and driving efficiencies," said William C. Crowley, Chairman of the Board, Sears Canada Inc. “We look forward to his leadership as we continue to improve profitability across the business. We believe that the future remains bright for a more focused and competitive Sears Canada.

“We would also like to thank Calvin for his leadership and merchandising skills in light of the challenges facing the industry,” continued Mr. Crowley, “and we wish him every success in his new role.”

“I want to thank the associates of the Company for all of their hard work during my time at Sears Canada,” said Mr. McDonald. “It has been an honour to lead an iconic Canadian retailer, and I look forward to your continued success”.

About Sears Canada
Sears Canada is a multi-channel retailer with a network that includes 181 corporate stores, 246 hometown dealer stores, over 1,400 catalogue and online merchandise pick-up locations, 101 Sears Travel offices and a nationwide home maintenance, repair, and installation network. The Company also publishes Canada's most extensive general merchandise catalogue and offers shopping online at www.sears.ca.